McLaren Technology Acquisition Corp.

2600 Michelson Drive, Suite 1700

Irvine, CA 92612

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	McLaren Technology Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 20, 2021

File No. 333-259339

Dear Mr. Anderegg:

McLaren Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 2, 2021, regarding the Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 20, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2021

Risks Relating to our Securities, page 57

1.	We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified be as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Response: The Company acknowledges the Staff’s comment and will address such comment by deleting the referenced risk factor in its entirety from the Company’s final prospectus to be filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Sajan Pillai
Sajan Pillai
Chief Executive Officer
McLaren Technology Acquisition Corp.

cc:	Benjamin S. Reichel, Esq.